April 12, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NCR Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-00395

Dear Mr. Gilmore:

Thank you for your Comment Letter dated March 30, 2010 (the “Comment Letter”). Set forth below are NCR Corporation’s (the “Company”) responses to the comments included in the Comment Letter. The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. Please do not hesitate to contact me if there are any questions concerning our responses or if we can be of further assistance.

Form 10-K for the period ended December 31, 2009

Item 8.	Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 42

1.	We note from your disclosure on page 54 that you classified $142 million of costs related to the Fox River environmental matter as a non-operating expense for the year ended December 31, 2009. Please explain why you believe classifying these costs outside of income from operations is appropriate and how you considered the guidance under FASB ASC 410-30-45-4 which indicates that such costs should be classified as a component of operating income.

The Fox River environmental matter relates to two carbonless copy paper manufacturing facilities formerly owned by NCR. These facilities were sold to Appleton Papers, Inc. (API) in 1978. The sale of these facilities ceased our involvement in carbonless copy paper manufacturing. We acknowledge that FASB ASC 410-30-45-4 indicates that costs related to environmental remediation obligations should be classified as a component of operating income. Our obligations for the Fox River environmental matter relate to facilities and products that ceased to be part of NCR’s operations over thirty years ago. Thus, instead of classifying costs and income related to the Fox River matter within operating income, we evaluated whether such costs and income should be classified within discontinued operations

Mr. Patrick Gilmore

pursuant to the guidance in SAB Topic 5Z(5). However, given that the operations were discontinued decades ago and that the remediation activities are expected to continue for a number of years, in the Company’s judgment it is more useful and informative to users of the financial statements to disclose that these items are included in nonoperating income / expense rather than discontinued operations. In 1996, we received notice from the various federal agencies, Native American tribes and the State of Wisconsin that we were considered a PRP with respect to the Fox River matter under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA). Since that time, we have consistently recorded adjustments for costs and insurance recoveries relating to the Fox River matter as a component of Other (Income) Expense, rather than discontinued operations.

Note 8 Employee Stock Compensation Plans, page 61

2.	We note your disclosure that a recipient of restricted stock has all the rights of a stockholder subject to certain restrictions on transferability and a risk of forfeiture. Clarify whether the holders of nonvested restricted stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

In the award agreements relating to restricted stock under the terms of the 2006 Stock Incentive Plan, the holders of nonvested restricted stock do not have nonforfeitable rights to dividends or dividend equivalents. The dividends are forfeited if the grantee does not fulfill the requisite service period and / or the performance criteria are not met. Therefore, the Company concluded that these unvested awards do not qualify as participating securities under the requirements of FASB ASC 260-10-45-61A.

In future filings, we intend to add disclosure to clarify that the nonvested restricted stock does not have nonforfeitable rights to dividends or dividend equivalents.

Note 11 Commitments and Contingencies

Environmental Matters, page 76

3.	We note that NCR and Appleton Papers, Inc (API) formed a limited liability company (LLC) for purposes of, among other things, entering into the Tetra Tech remediation contract. Please tell us how you evaluated whether the LLC is a variable interest entity and if so, whether NCR is the primary beneficiary.

The Lower Fox River Remediation LLC (Fox LLC) was formed by NCR (with a 40% ownership share) and API (with a 60% share) during 2009 to oversee and implement the Fox River remediation work required by the governments’ 2007 Unilateral Administrative Order. As you note, in conjunction with its formation, Fox LLC

Mr. Patrick Gilmore

entered into an Agreement for Environmental Remediation Services with Tetra Tech as the contractor selected by NCR and API to complete the remediation activities related to the Fox River environmental matter. The Fox LLC was created and designed solely to disburse funds to designated vendors, including Tetra Tech, to carry out obligations under work plans approved by NCR and API, and by the government agencies. Therefore, the Fox LLC acts as a cash management conduit to receive funds from NCR and API and disburse funds related to the remediation contract. We considered the accounting guidance in FASB ASC 810 in assessing whether the LLC is a variable interest entity (VIE) and concluded the entity does not qualify as a VIE because the structure of the entity neither creates nor absorbs variability and the risks and rewards are already held with the LLC members, NCR and API, in proportion to their voting interests.

Any changes to our share of the estimated remediation obligations related to the Fox River environmental matter are recorded in our Consolidated Statement of Operations. Our share of the estimated remediation obligations is recorded in Other Liabilities in our Consolidated Balance Sheet and payments that we make to the Fox LLC are included as an investment within Other Assets in our Consolidated Balance Sheet. Once disbursements are made by the Fox LLC to Tetra Tech, our obligation is reduced and, accordingly, we reduce the balances of our liability and of our investment in the Fox LLC.

4.	We note that on December 16, 2009, a ruling was reached by the federal court in Green Bay, Wisconsin which held that you could not recover from certain other potentially responsible parties (PRPs), any costs incurred in the Fox River cleanup. We also note your disclosure in your 2008 10-K that one factor in determining your potential liability related to the Fox River cleanup assumes that other PRPs will remain financially viable and will be able to pay their ultimate allocable shares of any liability for the clean-up costs. Please quantify the costs you assumed the PRPs would pay prior to the ruling and explain how you determined that collection of costs from the PRPs involved in the litigation was probable in periods during which the litigation was underway. As part of your response, please tell us how you considered the guidance in FASB ASC 410-30-35-8 through FASB ASC 410-30-35-10.

The change in NCR’s reported obligation for the Fox River cleanup in connection with the December 16, 2009 ruling (the Ruling) was a result of our reassessment of the Company’s allocable share of responsibility for the matter.

Prior to and since the Ruling, we have developed an estimate of our allocable share of the estimated total cost of remediation in accordance with FASB ASC 410-30-30-1. In doing so we: 1) identified the PRPs (they are named in the governments’ Unilateral Administrative Order of November 2007, and were known to us in advance of that order); 2) assessed the likelihood that the other PRPs would pay their full allocable share of the joint and several remediation liability; and 3) estimated the

Mr. Patrick Gilmore

percentage of the liability that will be allocated to us. When assessing the likelihood that the other PRPs would pay their allocable share, we considered the financial condition of the PRPs as well as, among other things, their active involvement in prior settlement discussions. With respect to the quantification, as disclosed in our 2008 Form 10-K, in developing our allocable share of the estimated total cost, the costs allocated to parties are based on the locations of the parties’ facilities, and the estimated remediation costs for particular units of the river. Independent of developing our allocable share, we also considered the guidance in FASB ASC 410-30-35-8 through 410-30-35-10 and at no time assumed recovery from the other PRPs.

The Ruling, which NCR will appeal, held that NCR and API could not recover from other PRPs any costs that NCR and API have incurred in the Fox River clean-up. We recognize that absent a judicial reversal we cannot seek reimbursement. With respect to the other PRPs, the governments have made clear that their claims against the PRPs for remediation expenses, whether in potential litigation or with respect to enforcement of the 2007 Unilateral Administrative Order against such entities, remain viable and have publicly stated their intentions to seek recoveries from these parties. Considering the above in evaluating the apportionment of responsibility at December 31, 2009, we reassessed the current likelihood of responsibility to be assumed by the other PRPs and estimated that, pending appeal and exclusive of the governments’ potential claims against the other PRPs, NCR and API would be responsible for the full extent of the future remediation activities so long as they continue to be participating PRPs. Additionally, consistent with prior years, we have not assumed recovery from the other PRPs.

Item 15.	Exhibits, Financial Schedules, page 93

5.	We note that certain of your executive officers are parties to employment agreements with the company. We are unable to locate the agreements with Messrs, Bruno, Leav and Dorsman. Please advise.

Messrs. Bruno and Leav: The Company entered into letter agreements with Messrs. Bruno and Leav dated as of October 23, 2008 and December 28, 2008, respectively, in connection with the appointments of Mr. Bruno as Executive Vice President, Industry Solutions Group, and Mr. Leav as Senior Vice President, Worldwide Sales. All material terms of the letter agreements are disclosed in the Company’s definitive proxy statement filed on March 15, 2010. At the time the Company entered into each of the letter agreements and at the time of the Company’s most recent proxy statement filing prior to the filing of the 2009 Form 10-K, Mr. Bruno and Mr. Leav were both executive officers but were not named executive officers. Accordingly, the letter agreements with each of them were not required to be filed with the 2009 Form 10-K if they were “immaterial in amount or significance.” The Company reviewed the letter agreements with Messrs. Bruno and Leav, and concluded that they were “immaterial in amount or significance” because they each provided for compensation and benefits under, and consistent with, existing executive and other compensation

Mr. Patrick Gilmore

and benefit programs, the terms of which have been previously disclosed in the Company’s filings. Therefore, the Company did not file the letter agreements as exhibits to the 2009 Form 10-K. Now that it is clear that Mr. Bruno and Mr. Leav are named executive officers, the Company intends to file their letter agreements with the Form 10-Q for the quarterly period ended March 31, 2010.

Mr. Dorsman: The Company entered into a letter agreement with Mr. Dorsman dated as of April 4, 2006. Mr. Dorsman’s letter agreement predates his becoming the Senior Vice President, Global Operations and, notably, was not amended in connection with that appointment. Mr. Dorsman is now and was, at the time of the filing of the 2009 Form 10-K, a named executive officer. The letter agreement between Mr. Dorsman and the Company is not, however, a “management contract or [a] compensatory plan, contract or arrangement” within the meaning of Item 601(b)(10)(iii)(A) of Regulation S-K because it does not include any ongoing compensation-related commitments or other obligations currently binding on the Company. Therefore, the Company is not required to file Mr. Dorsman’s letter agreement as an exhibit to its annual report on Form 10-K.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 937-445-5798 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Robert Fishman
Robert Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation
(937) 445-5798

cc:	Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer